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                                                                    EXHIBIT 24.0

                               BENELUX PARTNERS, INC.
                               1402 E. LAS OLAS BLVD.
                                     SUITE 1076
                             Ft. Lauderdale, FL  33301
                           Telephone:  954-525-4155  Fax: 954-761-8813
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December 12, 1997

TrueTrak.3, Inc.
Attn: Gary Oglesbee
1408 Kit Carson Dr.
Gallup, NM
87301


Dear Mr. Oglesbee,


     Based on the following conditions bring met, Benelux Partners will issue a Firm Funding Commitment, for up to a maximum of $30M U.S., to TrueTraks, Inc.. The conditions that True Traks must meet are: the substantiation of adequate collateral, substantiation of the Company's ability to handle the debt load, completion of the Company's SB-2 filing with the SEC, payment of any necessary fees pertaining to the debt funding of up to $30M U.S. and certain other pertinent events, all of which must be met to the satisfaction of the lender. The funds raised through this Firm Funding Commitment will be of a debt type and will be for the purposes of acquiring an initial/base property and Possibly other rail assets such as rail cars, equipment, securing contracts and other rail/business related assets.

     Upon notification from TrueTraks, Inc. of the completion of their Public Offering, payment of necessary fees and receipt of all pertinent details of the initial/base acquisition, Benelux partners will begin the process of due diligence on the property(s) and equipment to facilitate the raising of the $30M funding. This Firm Funding Commitment will be based upon the above mentioned conditions being met.

This Firm Funding Commitment will be valid for 180 days from the date of this letter.


Sincerely,

       /s/ Dale Wood
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Dale Wood
President
Benelux Partners, Inc.